EXHIBIT 99.1

Hydro Rebrands to Signal Company Change

Oslo (2003-12-11): Norsk Hydro presented its new logo at the annual Capital Markets Day today, a new symbol to reflect major changes in the company. The company's logo and visual identity have been modernized as part of an extensive process to clarify and strengthen the Hydro brand. The new logo will be the official Hydro symbol from the New Year and Hydro's offices and plants will be rebranded in the course of the year.

Various versions of a Viking ship have been the key element in Hydro's logo since its origins in 1905; the existing version has been used for the past 20 years. Hydro's fertilizer business will continue to use the Viking ship symbol in its new logo and marketing once Agri is listed as a separate company next year.

"A new Hydro is emerging, and it was time to take a new, fresh look at our symbol as part of a process to define more explicitly both our identity and direction. Through the new symbol, we hope to build on the best of our past to support Hydro's strategies for the future," said Cecilie Ditlev-Simonsen, head of Corporate Communications at Hydro.

During the past few years, Hydro has gone through massive changes, doubling its oil and gas production, doubling and transforming its aluminium business and becoming a much more international company with two-thirds of its employees based outside of Norway. Following a portfolio review, Hydro decided earlier this year to concentrate on developing Oil & Energy and Aluminium going forward, while establishing Agri as a separately listed company.

Hydro defines "brand" as the promise it makes to strengthen stakeholder relations, based on its identity and value creating potential. There are three pillars of the Hydro brand: A mission, a set of institutional talents across the business areas and common values. Hydro's mission is: "Hydro creates a more viable society by developing natural resources and products in innovative and efficient ways."

"Hydro has an amazing history of achievements in terms of business results, courageous investments, innovative solutions and a strong culture. It's time we make a more conscious effort to communicate what makes Hydro Hydro and how we make a difference to customers and society in general," Ditlev-Simonsen said. "Strong brands can charge a premium, have credibility when expanding into new business areas and manage to attract and retain investors as well as talented employees."

Hydro's new logo and overall design principles have been designed by Gene Grossman of Siegel & Gale, a U.S. brand consultancy. Grossman has directed corporate identification programs for world-class brands such as Coca-Cola, Exxon, Texaco, Hilton Hotels, Dell Computers and Lockheed-Martin.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Cecilie Ditlev-Simonsen
Telephone: (+47) 22 53 20 97
Cellular: (+47) 41 55 92 50
E-mail: Cecilie.Ditlev-Simonsen@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com